Exhibit 99.1
For Immediate Release
Qiao Xing Mobile’s CECT Subsidiary signs strategic cooperation agreement with Joyo Amazon
     Beijing, China (March 07, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets through its subsidiary CEC Telecom Co., Ltd. (“CECT”), today announced it has established strategic cooperative relations with Joyo Amazon, a subsidiary of Amazon.com, Inc. and one of the largest online stores in China. According to the strategic cooperation agreement signed by the two sides, Joyo Amazon is authorized as a core partner of CECT and will become an important online retail platform for CECT major mobile phone products.
     Mr. Wu Zhiyang, chairman of Qiao Xing Mobile commented, “CECT is committed to channel innovation in mobile phone marketing and has constantly been on the lookout for reliable partners in the Internet field. Joyo Amazon is one of the largest online stores in China, possessing a very high level of management and marketing capabilities. We are optimistic that this partnership will provide us with an effective channel to market our products and, at the same time, help lower our distribution and operating costs. Our differentiated handsets often have fairly unique features and the Internet, which has the ability to provide rich contents, is a perfect media to create awareness of and promote these features.”
About Qiao Xing Mobile Communication Co., Ltd.:

Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com
Safe Harbor Statement

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ''aim,’’ ''anticipate,’’ ''believe,’’ ''continue,’’ ''estimate,’’ ''expect,’’ ''intend,’’ ''is /are likely to,’’ ''may,’’ ''plan,’’ ''potential,’’ ''will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 26, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Shi Heng
Qiao Xing Mobile Communication Co., Ltd.
Tel: 86 10 6250 1407 Ext. 8070
Email: shiheng@cectelecom.com